

August 26, 2014

Via E-mail
Thomas F. Farrell II
Chairman and Chief Executive Officer
Dominion Midstream Partners, LP
120 Tredegar Street
Richmond, Virginia 23219

Re: **Dominion Midstream Partners, LP**
Pre-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed August 15, 2014
File No. 333-194864

Dear Mr. Farrell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015, page 60

1. Please tell us, and disclose if applicable, whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period of June 30, 2014 and beginning of the projected pro forma period of October 1, 2014 that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included.

Forecast Assumptions Related to Cove Point, page 64

Capital Expenditures, page 65

2. Please revise your filing to correct the apparent typo in the first sentence of this section related to total capital expenditures for the "twelve months ended June 30, 2014."

Thomas F. Farrell II
Dominion Midstream Partners, LP
August 26, 2014
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mark Webb, Dominion Midstream Partners, LP
       David Oelman, Vinson & Elkins L.L.P.